Exhibit 99.1

FOR IMMEDIATE RELEASE

Elan And Transition Therapeutics Announce Topline Summary Results Of Phase 2

Study and Plans for Phase 3 for ELND005 (Scyllo-inositol )

•	The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ACL)

•	The study identified a dose with acceptable safety and tolerability

•	This dose achieved target drug levels in the cerebrospinal fluid

•	We believe this dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis

•	Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 into Phase 3 studies

Dublin, Ireland and Toronto, ON, August 9, 2010 – Elan Corporation, plc (NYSE: ELN) and Transition Therapeutics, Inc (TSX: TTH, NASDAQ:TTHI) today announced the results of a Phase 2 placebo-controlled study in 351 patients with mild to moderate Alzheimer’s disease who received study drug for up to 18 months (Study AD201). Study subjects with MMSE scores between 16 and 26 received ELND005 oral doses of 250 mg, 1000 mg or 2000 mg twice daily or matching placebo. The study’s cognitive (NTB) and functional (ADCS-ADL) co – primary endpoints did not achieve statistical significance.

The 250mg twice daily dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid (CSF), in a subgroup of patients who provided CSF samples. This dose achieved targeted drug levels in the CSF, and showed some effects on clinical endpoints in an exploratory analysis. After reviewing the final safety data with the study’s independent safety monitoring committee (ISMC), we concluded that the 250mg twice daily dose has acceptable safety and tolerability. Elan and Transition Therapeutics intend to share the Phase 2 data in a peer-reviewed publication.

The 2 high dose groups were electively discontinued by the companies in December 2009 due to an observed imbalance of serious adverse events, including deaths; no causal relationship between the drug and the deaths could be determined. After discontinuation of the 2 high dose groups the final analysis was based on subjects who received either 250mg twice daily or placebo for up to 18 months.

Based on the preponderance of evidence from both biomarker and clinical data, and after extensive discussions with experts in the field, Elan and Transition Therapeutics intend to advance ELND005 into Phase 3 development. Specifics of the Phase 3 study design will be finalized after receiving input and concurrence from regulatory authorities.

Elan and Transition Therapeutics have agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximizing the value of this innovative potential therapeutic. No timetable for completing the exploration has been set. No further disclosure is intended until its completion.

Elan and Transition will host a conference call tomorrow, Tuesday, August 10, 2010 at 8.30 a.m. Eastern Time (ET), 1.30 p.m. British Summer Time (BST) with the investment community to discuss results of the Phase II study and the plan for Phase III study for ELND005. Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public. This event can be accessed by visiting Elan’s website at www.elan.com and clicking on the Investor Relations section, then on the event icon. This webcast can also be accessed by visiting Transition’s website at www.transitiontherapeutics.com and clicking on the webcast icon located on the homepage. Following the live webcast, an archived version of the call will be available at the same URLs.

About ELND005 (Scyllo-inositol)

Based on studies in preclinical models of Alzheimer’s disease, ELND005 is believed to inhibit the aggregation (clumping) of amyloid-beta proteins in the brain thereby neutralizing the toxic effects of these aggregates on nerve cell membranes (synapses). The toxic effects of amyloid-beta proteins include inhibition of nerve cell function and eventually death of nerve cells (neurons), resulting in memory loss and ultimately the dementia that is characteristic of Alzheimer’s disease (AD). The safety and pharmacokinetics of ELND005 were evaluated in a total of 9 Phase 1 studies in 161 healthy volunteers, including healthy elderly subjects.

ELND005 received fast track designation from the U.S. Food and Drug Administration (FDA) in 2007 for treatment of Alzheimer’s disease. Fast track designation can facilitate development and may expedite regulatory review of drugs that the FDA recognizes as potentially addressing an unmet medical need for serious or life-threatening conditions.

About the Phase 2 Study: Overview of AD201

AD201 was the first study of ELND005 in patients with AD. It was a dose ranging, multi center, parallel arm trial, conducted at approximately 65 sites in N. America. The study included 4 treatment arms: Placebo, 250mg BID, 1000mg BID, and 2000mg BID, and enrolled patients with probable AD of mild to moderate severity. A total of 353 patients were enrolled and randomized equally into one of the 4 treatment arms; a total of 351 patients received study drug. The 1000mg and 2000mg BID dose groups were electively discontinued by the companies in December 2009 due to an observed imbalance of serious adverse events including deaths; no causal relationship between the drug and these events could be determined. After discontinuation of the 2 high dose groups the final analysis was based on a total of 166 subjects who received either 250mg bid or placebo for up to 18 months (modified Intent-to-Treat population). A total of 20 subjects in these 2 dose groups provided CSF samples at the start and end of study, for testing of CSF biomarkers and drug levels.

Of the 351 subjects who received study drug (Safety population), a total of 171 subjects received either 250mg bid (n= 88) or placebo (n= 83), the rest were in the 2 discontinued high dose groups. The overall incidence of adverse events in the 250mg bid and placebo groups was 87.5% versus 91.6%; and the incidence of withdrawals due to adverse events was 10.2% versus 9.6%, respectively. The incidence of serious adverse events in the 250mg bid and placebo groups was 21.6% versus 13.3%, but the incidence of serious adverse events that were considered drug related was 2.3% and 2.4%, respectively. The total number of deaths in the study was 5 and 4 in the 1000mg bid and 2000mg bid dose groups versus 1 and 0 in the 250mg bid and placebo groups, respectively. The most common adverse events in the 250mg bid group that were >5% in incidence and double the placebo rate were: falls (12.5% vs. placebo 6%), depression (11.4% vs. placebo 4.8%), and confusional state (8% vs. placebo 3.6%). The study’s independent safety monitoring committee reviewed the final safety results and continued to conclude that a causal relationship between the deaths and drug cannot be determined. The independent safety monitoring committee also concluded that the 250mg bid dose continued to have an acceptable safety and tolerability profile.

About Alzheimer’s disease

Alzheimer’s disease, a leading cause of dementia, is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. Alzheimer’s disease may result from the build-up of toxic amyloid-beta peptides in the brain. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. It is currently estimated that more than 5 million Americans have Alzheimer’s disease and more than 26 million people worldwide have some form of dementia (Source: Alzheimer’s Association and Alzheimer’s Disease International).

About Elan Corporation, plc

Elan Corporation, plc is a neuroscience-based biotechnology company focused on discovering and developing advanced therapies in neurodegeneration, autoimmune diseases and severe pain, and realizing the potential of its scientific discoveries to benefit patients and shareholders. The company has two business units: BioNeurology, focused on Alzheimer’s and Parkinson’s diseases and multiple sclerosis; and Elan Drug Technologies (EDT), a leading drug delivery business, which has over a dozen programs in late-stage development. Elan’s marketed products include TYSABRI®, a treatment for multiple sclerosis and Crohn’s disease marketed in collaboration Biogen Idec, which has over $1 billion in global sales annually. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005 for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally and developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.

Safe Harbor/Forward-Looking Statements

This press release contains forward-looking statements regarding the development of scyllo-inositol (ELND005) under the collaboration agreement between Elan and Transition. These statements are based on Elan’s and Transition’s current beliefs and expectations. ELND005 may not be successfully developed or commercialized under the collaboration agreement. Factors which could cause actual results to differ materially from Elan’s and Transition’s current expectations include the risks that clinical development of ELND005 fails due to safety or efficacy issues, the companies fail to receive regulatory approval to undertake Phase 3 clinical trials, the results from Phase 1 and 2 clinical trials and preclinical testing of ELND005 are not predictive of results to be obtained in Phase 3 or later clinical trials, the patent issued with respect to ELND005 may not provide substantial protection or commercial benefit, the development and commercialization of competitive therapies, the collaboration agreement is terminated early or Elan and Transition encounter other unexpected delays or hurdles. Drug development and commercialization involves a high degree of risk.

For more detailed information on the risks and uncertainties associated with Elan and Transition’s drug development and other activities, see the periodic and current reports that Elan has filed with the Securities and Exchange Commission and that Transition has filed with the Securities and Exchange Commission and the Ontario Securities Commission. Elan and Transition assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Elan Corporation, plc	Transition Therapeutics, Inc.
Investor Relations: Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444 Media: Paul McSharry Ph: 353-1-663-3600 Mary Stutts Ph: 650-794-4403	Dr. Tony Cruz Ph: 416-260-7770 ext.223 Elie Farah Ph: 416-260-7770 ext 203